2011, Mark was working a typical office job, nine-to-five job downtown, and he was kind of getting tired of that, and he had his compassion for food and eating and cooking. I kind of worked my way up in some kitchens. I started as a dishwasher, worked my way up to management, and I was working at a Asian restaurant at the time, and Mark had just called me up in the middle of the shift and just asked me if I want to open up a Filipino food truck. And then three months later, we opened Be More Pacific in Austin, Texas.

I'm Mark Pascual.

I'm Giovan Cuchapin.

And we own Be More Pacific Filipino Kitchen and Bar. Filipino food's just been underrepresented. We're the second largest Asian population in America, and no one knows what our food is. As Filipinos become first and second generation here in the States, what I've noticed is that, just, people just don't cook Filipino food anymore.

And you kind of talk about the possibility of our food getting lost down the line because nobody's cooking it. We grew up eating this food. This is comfort food to us, and we know it's good. It's one of the things that drives us to try to educate everybody on what Filipino food is. There's thousands of islands that make up the Philippines, and then that in addition to somebody's mother or grandma or Tita, Tito, there's just thousands upon thousands of ways to cook.

Yeah, you make adobo chicken for your grandma or mother. They will always tell you to do something to it. But okay, tell me how you do it. They never have an answer. They don't say, "Teaspoon of this." They don't say, "Teaspoon of that." They just say, "Taste it." Everyone's just made it so easy for us to cook these days. There's a packet for sinigang. There's a packet for tocino. Anything you want to cook, here's your packet. Put water, throw the meat or veggies in there, and you're done. If I'm going to go to a restaurant, and there's just going to cook with packets, I'll just do it myself at home.

But what our thinking is, we want you to know what it tastes like with real tamarind, with properly marinated tocino. We make our spam from scratch. We make our longganisa from scratch. We even make banana ketchup from scratch, all the sauces, everything you can possible do, packet free.

I grew up watching like some of my cousins and one of my uncles and my mom pretty much cook for me and all my cousins. And it's great. They come into my place, and we're cooking for them now.

So every part of this restaurant has been thought to let people know what the culture's all about. We try to pick foods that are just all different kinds of flavors: sour, spicy, sweet, savory, so everyone finds their favorite. The vibe in here, you know, it's just, kind of like you're in the islands, just relax, and this is how the Filipino people are, just super friendly, nothing too serious. It's just a good time, and that's kind of how we modeled our restaurant.

Before I was in school, I would wait until the kids would come out, and I would go gather all my toys, my Transformers and my G.I. Joes, and I'd line them up on the sidewalk so that when they pass by, it'd catch their eye, and they'd come and play with me. What's happening is that that's kind of translating to what we're doing now. I have all these flavors, all these foods that I just love, and I just want to share with everybody, and this restaurant is kind of the same thing.